Norske Skog

02 MAY -7 AM 10:36

Skogn, 2002-04-22

United States Securities and Exchange Commission
Washington DC 20549

USA

02028832

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange today April 22, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

PROCESSED
MAY 14 2002
THOMSON
FINANCIAL

Enclosure: Message sent to Oslo Stock Exchange April 22, 2002

dlw 5/8

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00

Sale of own shares

In connection with Norske Skog's bonus programme, 357 shares have today been sold to a primary insider in Norske Skog (new holding):

Vidar Lerstad, 357 shares (2,972 shares)

The shares represent partly payment of his bonus, and in accordance with agreements they shall be sold at the average price of the share during the period February 1 – 15, which was NOK 157.50.

Norske Skog's holding of its own shares, after this sale, is 888,247 shares.

Skogn, 22.04.2002
NORSKE SKOGINDUSTRIER ASA

Jarle Langfjæran
Vice President Investor Relations

Norske Skog

Skogn, 2002-04-17

02 MAY -7 AM 10:47

United States Securities and Exchange Commission
Washington DC 20549

USA

SUPPL

Information - file 82-5226

Please find enclosed copy of document sent to Oslo Stock Exchange today April 17, 2002.

Regards,
Norske Skogindustrier ASA
Shareholders' Register

Oddrunn Ringstad

Oddrunn Ringstad

Enclosure: Message sent to Oslo Stock Exchange April 17, 2002

Norske Skogindustrier ASA

7620 Skogn
Telefon: 74 08 70 00

N-7620 Skogn, Norway
Telephone: +47 74 08 70 00

Reporting of figures for 1st quarter, 2002

As announced earlier, Norske Skog reports the figures on Monday, April 29. Time of the day will be between noon and 1 PM, Oslo time.

Norske Skog entered into agreements to sell its forest holdings in Southern Norway in November 2001. The approval by the authorities has not been granted yet, and this divestment will therefore not be booked in the accounts for the 1st quarter.

Oxenøen, April 17, 2002

NORSKE SKOG

Corporate Communications